

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 21, 2015

David Evans
President
Pacman Media Inc.
483 Green Lanes
London N134BS
England, U.K

      Re: **Pacman Media Inc.**
                Amendment No. 4 to Registration Statement on Form S-1
                Filed December 16, 2015
                File No. 333-202771

Dear Mr. Evans:

      Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, you have failed to update your financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

      If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                            Sincerely,

                            /s/ Maryse Mills-Apenteng

                            Maryse Mills-Apenteng
                            Special Counsel
                            Office of Information Technologies
                            and Services

cc: Jill Arlene Robbins, Esq.
        Jill Arlene Robbins, P.A.